                                  FORM 11-K
                                ANNUAL REPORT


                       PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES AND EXCHANGE ACT OF 1934


(Mark One)

             [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES AND EXCHANGE ACT OF 1934


For the fiscal year ended      December 31, 1999
                         -------------------------------------------------------

OR


            [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


For the transition period from                    to
                               ------------------    --------------------

Commission file number       1-9733

A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

             CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       CASH AMERICA INTERNATIONAL, INC.
                                1600 W. 7th
                            Fort Worth, TX 76102

INFORMATION FURNISHED

1. Audited financial statements and supplemental schedules of the Cash America International, Inc. 401(k) Savings Plan (the "Plan").

2. The written consent of the independent accountants for the Plan, filed as an exhibit to this annual report.



                                  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned member of the Administrative Committee has duly caused this annual report to be signed on behalf of the Cash America International, Inc. 401(k) Savings Plan by the undersigned thereunto duly authorized.

CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN


By: /s/ HUGH SIMPSON
    ---------------------------------
    Hugh Simpson
    Cash America International, Inc.
    401(k) Savings Plan Administrative Committee


Date:  June 28, 2000

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN

INDEX
-------------------------------------------------------------------------------


                                                                                              Page(s)
                                                                                              -------
Report of Independent Accountants                                                                 1

Financial Statements:

     Statements of Net Assets Available for Benefits
     as of December 31, 1999 and 1998                                                             2

     Statement of Changes in Net Assets Available for Benefits
     for the Year Ended December 31, 1999                                                         3

     Notes to Financial Statements                                                              4-9

Supplemental Schedule:

     I.    Schedule H, Line 4i - Schedule of Assets Held for Investment
           Purposes as of December 31, 1999                                                      11

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrative Committee of the Cash America International, Inc.
  401(k) Savings Plan:


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Cash America International, Inc. 401(k) Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes of the Plan is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/ PRICEWATERHOUSECOOPERS LLP


Fort Worth, Texas
June 23, 2000

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

                                                                          1999            1998
                                                                       ----------      ----------
ASSETS
Investments, at fair value:
    Equity mutual funds (cost $4,782,018 and $3,649,499 for
      1999 and 1998, respectively)                                     $4,766,652      $3,755,219
    Fixed income mutual funds (cost of $2,354,013 and $1,820,150
      for 1999 and 1998, respectively)                                  2,329,198       1,832,445
    Equity securities (cost of $1,942,908 and $1,801,317 for
      1999 and 1998, respectively)                                      1,916,977       2,821,473
    Participant notes receivable                                          752,059         528,215
    Cash and equivalents (cost of $36,002 and $88,742 for
      1999 and 1998, respectively)                                         36,002          88,742
                                                                       ----------      ----------
             Total investments                                          9,800,888       9,026,094

Contributions receivable:
    Participants                                                               --          55,157
    Company                                                                    --          19,854
                                                                       ----------      ----------
             Total assets                                               9,800,888       9,101,105
                                                                       ----------      ----------
             Net assets available for benefits                         $9,800,888      $9,101,105
                                                                       ==========      ==========

The accompanying notes are an integral part of these financial statements.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1999
-------------------------------------------------------------------------------

Additions to net assets attributed to:
    Dividend income                                     $    499,781
    Interest income                                           52,103
    Net depreciation in fair value of investments         (1,107,881)
                                                        ------------
        Net investment activity                             (555,997)

Contributions:
    Company                                                  527,211
    Participants                                           1,586,683
    Rollovers                                                106,189
                                                        ------------
        Total additions                                    1,664,086
                                                        ------------
Deductions from net assets attributed to:
    Participants' withdrawals                                776,793
    Deemed distributions                                      46,100
    Administrative expenses                                   72,555
                                                        ------------
        Total deductions                                     895,448
                                                        ------------
Transfers to another plan                                     68,855
                                                        ------------
        Net increase                                         699,783

Net assets available for benefits:
    Beginning of year                                      9,101,105
                                                        ------------
    End of year                                         $  9,800,888
                                                        ============


The accompanying notes are an integral part of these financial statements.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following brief description of the Cash America International, Inc. 401(k) Savings Plan (the "Plan") is provided as general information only. Participants should refer to the Plan document for complete information regarding the Plan's definitions, benefits, eligibility and other matters.

     GENERAL

     The Plan is a contributory savings plan that becomes available to all full-time employees of Cash America International, Inc. (the "Company") who have reached the age of 21 on the first day of the month following the completion of six months of service and all part-time employees who have reached the age of 21 on the first day of the month following the completion of one year of service. Employee contributions to the Plan are voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to qualify under Sections 401 (a) and 401(k) of the Internal Revenue Code.

     CONTRIBUTIONS

     Participants may contribute a percentage of their annual compensation (up to 22%) to the Plan on a before-tax basis, subject to Internal Revenue Service (IRS) limitations, which are adjusted each year to take into account any cost of living increase provided for that year. For 1999 and 1998, the IRS limitation was $10,000. Contributions designated by the participant are withheld by the employer and remitted directly to the trustee.

     Company matching contributions are made in cash and are allocated among a participant's account in the same percentages to which the employee directs his or her contributions. The Company matches 50% of a participant's contribution up to 5% of compensation.

     In addition, rollover contributions from other qualified plans can be added to the Plan by eligible participants.

     PARTICIPANTS' ACCOUNTS

     Each participant's account is credited with his or her contribution and allocations of (a) the Company's matching contributions and (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     INVESTMENT OPTIONS

     A participant may direct contributions in any combination of the following eight investment options:

     o CASH AMERICA INTERNATIONAL, INC. COMMON STOCK FUND - Funds are invested primarily in shares of Cash America International, Inc. common stock. The number of participants in this fund as of December 31, 1999 is 1,491.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

     o STABLE VALUE FUND (SCHWAB RETIREMENT MONEY) - Funds are invested in high quality, short-term debt securities such as bank CDs, highly rated commercial paper, and short-term obligations of, or guaranteed by, the U.S. or Canadian Governments. The number of participants in this fund as of December 31, 1999 is 707.

     o INTERMEDIATE BOND FUND (PIMCO TOTAL RETURN INSTITUTIONAL SHARES) - Funds are invested primarily in debt securities, including U.S. Government securities, corporate bonds, and mortgage-related securities. Funds are also invested in debt securities denominated in foreign currencies. The number of participants in this fund as of December 31, 1999 is 555.

     o MIXED INVESTMENT FUND (DODGE & COX BALANCED) - Funds are invested primarily in common stocks and convertible securities. Funds are also invested in investment-grade debt securities. The number of participants in this fund as of December 31, 1999 is 1,079.

     o BASIC STOCK FUND (T. ROWE PRICE EQUITY INCOME) - Funds are primarily invested in income-producing common stocks. Funds are also invested in fixed-income and foreign securities. The number of participants in this fund as of December 31, 1999 is 1,016.

     o GROWTH STOCK FUND (HARRIS ASSOCIATES INVESTMENT TRUST OAKMARK) - Funds are primarily invested in common stocks and convertible securities, especially those with prices deemed below their long-term value. Funds are also invested in equity or debt securities of foreign companies. The number of participants in this fund as of December 31, 1999 is 1,081.

          Effective February 1, 2000, the Oakmark Fund was removed from the Plan and replaced by the Schwab S&P 500 Fund. This fund primarily invests in common stocks of companies that comprise the S&P 500 Index.

     o AGGRESSIVE GROWTH STOCK FUND (BARON ASSET) - Funds are primarily invested in companies with market capitalization between $100 million and $2 billion that have undervalued assets or favorable growth prospects. The number of participants in this fund as of December 31, 1999 is 1,164.

          Prior to April 7, 1998, the Aggressive Growth Stock Fund was invested in the AIM Equity Constellation Retail Mutual Fund, which invested in common stock of small- to medium-size emerging growth companies.

     o INTERNATIONAL FUND (BT INVESTMENT INTERNATIONAL EQUITY) - Funds are primarily invested in stocks and debt securities of companies and governments outside the United States. The number of participants in this fund as of December 31, 1999 is 430.

     The allocation of a participant's contributions among investment funds is determined by the participant and may be changed at any time.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

     VESTING

     Participants are always 100% vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on the number of years of service as follows:

                                VESTING SCHEDULE

                 YEARS OF SERVICE          VESTING PERCENTAGE
                 ----------------          ------------------
                 Less than 1                         0%
                     1                              20%
                     2                              40%
                     3                              60%
                     4                              80%
                 5 or more                         100%


     PARTICIPANT NOTES RECEIVABLE

     Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes Receivable Fund. Loan terms range from one to five years, except for loans funded for purchase of a principal residence which may be repaid over ten years.

     The loans are collateralized by the balance in the participant's account and bear interest at 1% above the prime rate as published in the Wall Street Journal on the first day of the month in which the loan is funded. Interest rates range from 7.75% to 10% for loans outstanding at December 31, 1999. Principal and interest are paid ratably through monthly payroll deductions. A loan origination fee of $50 is assessed to the borrowing participant by the Plan upon funding of the loan. Loans that are not repaid within 90 days of termination with the Company are considered as defaulted and recorded as a deemed distribution, which is a taxable event.

     PAYMENT OF BENEFITS

     The vested portion of a participant's account becomes available upon termination of employment, retirement, total and permanent disability, death or upon reaching the age of 59-1/2. All distributions from participant accounts must be paid as a lump sum. In the event of death of the participant, the beneficiary is entitled to receive the lump sum distribution. Hardship withdrawals are permitted if the participant meets the eligibility requirements.

     FORFEITURES

     Forfeitures represent unvested portions of terminated participants' accounts and are used to partially offset recordkeeping, trustee and other administrative expenses of the Plan. Forfeitures for 1999 were approximately $43,000. Unallocated nonvested forfeitures of approximately $15,000 are available at December 31, 1999 and 1998 to offset future administrative expenses.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

     BASIS OF ACCOUNTING

     The financial statements of the Plan are prepared under the accrual method of accounting.

     INVESTMENT VALUATION AND INCOME RECOGNITION

     The Plan's investments in each investment fund are valued at fair value, using market quotations, where available, and other available information. Participant notes receivable are valued at original loan value, plus accrued interest, less principal repayments, which approximates fair value. The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     PARTICIPANT WITHDRAWALS

     Participant withdrawals are recorded when paid for financial statement purposes. For Form 5500 reporting purposes, participant withdrawals are recorded when processed and approved for payment.

     PLAN ADMINISTRATION

     Expenses related to the Plan are borne by four sources: 1) loan origination fees, 2) forfeitures, 3) the Company, and 4) participants.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     RECENT ACCOUNTING PRONOUNCEMENTS

     On September 15, 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters ("SOP 99-3") which, among other things, eliminated previous requirements for defined contribution plans to present plan investments by general type for participant-directed investment programs and to disclose participant-directed investment programs. SOP 99-3 is effective for financial statements for Plan years ending after December 15, 1999. Accordingly, the Plan has adopted SOP 99-3 and the accompanying financial statements do not include details of the Plan's participant-directed investment programs.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

2.   INVESTMENTS IN EXCESS OF 5% OF NET ASSETS AVAILABLE FOR BENEFITS

     The fair value of investments that comprised 5% or more of the net assets available for benefits at December 31, 1999 and 1998, were as follows:

                                                                     1999            1998
                                                                   ---------       ---------
     Mutual funds:
        Baron Asset Mutual Fund                                   $1,657,467      $1,159,920
        Dodge & Cox Balanced Mutual Fund                           1,193,085         876,321
        Harris Associates Investment Trust Oakmark Mutual Fund     1,159,720       1,054,208
        Schwab Retirement Money Mutual Fund                          750,355         600,567
        T. Rowe Price Equity Income Mutual Fund                    1,578,336       1,334,202

     Equity securities:
        Cash America International, Inc. Common Stock              1,916,977       2,821,473


     These investments are subject to future changes in market prices that may make these financial instruments less valuable and result in a loss.

     During 1999, appreciation (depreciation) of the Plan's investments was as follows:


        Fixed income mutual funds                               $   (23,954)
        Equity mutual funds                                        (102,168)
        Equity securities                                          (981,759)
                                                                -----------

             Net depreciation in fair value of investments      $(1,107,881)
                                                                ===========


3.   PLAN TERMINATION

     The Plan has been established with the intention that it will continue and be a permanent plan. However, the Plan may be terminated by resolution of the Company's board of directors at any time, subject to the provisions of ERISA. In the event, the Plan terminates, the participants will become 100% vested in their accounts.

4.   PARTY-IN-INTEREST TRANSACTIONS

     Certain plan investments are shares of Cash America International, Inc. Common Stock. Cash America International, Inc. sponsors the plan; therefore, this investment qualifies as party-in-interest transactions. The Plan recorded purchases of $800,773 and sales of $659,182 of the Company's stock during the year ended December 31, 1999.

     Certain plan investments are shares of mutual funds managed by Charles Schwab Trust Company or its affiliates. This institution serves as trustee to the Plan and, therefore, these investments qualify as party-in-interest transactions.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

5.   FEDERAL INCOME TAX STATUS

     The Plan obtained a determination letter dated February 12, 1998, from the Internal Revenue Service which stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended subsequent to the date of the determination letter; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been recorded in the accompanying financial statements.

6.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of participants' withdrawals per the financial statements to the Form 5500:

                                                                                    1999
                                                                                 ----------
     Participants' withdrawals per the financial statements                      $  776,793
     Add:  amounts allocated to withdrawing participants at end of year                 279
                                                                                 ----------

     Participants' withdrawals per the Form 5500                                 $  777,072
                                                                                 ==========

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been requested prior to December 31 but not yet paid as of that date.

                              SUPPLEMENTAL SCHEDULE

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 1999
-------------------------------------------------------------------------------

                             SUPPLEMENTAL SCHEDULE I

       IDENTITY OF ISSUER AND DESCRIPTION                                          CURRENT
                 OF INVESTMENTS                                      COST           VALUE
-----------------------------------------------------------       ----------      ----------
    Baron Asset Mutual Fund                                       $1,407,120      $1,657,467
    Dodge & Cox Balanced Mutual Fund                               1,195,562       1,193,085
    Harris Associates Investment Trust Oakmark Mutual Fund         1,500,591       1,159,720
    PIMCO Total Return Institutional Shares Mutual Fund              408,096         385,758
  * Schwab Retirement Money Mutual Fund                              750,355         750,355
    T. Rowe Price Equity Income Mutual Fund                        1,595,456       1,578,336
    BT Investment International Equity Mutual Fund                   278,852         371,129
    Cash and equivalents                                              36,002          36,002
  * Cash America International, Inc. Common Stock                  1,942,908       1,916,977
  * Participant notes receivable at 7.75% to 10% due
      through 2004                                                        --         752,059
                                                                  __________      __________
                                                                  $9,114,942      $9,800,888
                                                                  ==========      ==========

     *Denotes an investment held by an entity known to be a party-in-interest to the Plan.

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                       DESCRIPTION
-------                      -----------

  23                Consent of PricewaterhouseCoopers LLP